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                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                           Real Silk Investments, Inc.
                           ---------------------------
                                (NAME OF ISSUER)



                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    756027108
                                 --------------
                                 (CUSIP Number)


                                December 31, 1998
                                -----------------
                                     (Date)


        Check the following box if fee is being paid with this statement


              -----------------------------------------------------






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CUSIP NO.     756027108
              -------------
--------------------------------------------------------------------------------

1)       Names of Reporting Persons                  I.R.S. No.  31-0738296
         S.S. or I.R.S. Identification Nos.           BANK ONE CORPORATION
         Above Persons
--------------------------------------------------------------------------------


2)       Check the Appropriate Box if a
         Member of a Group                              (a)  ________________
         (See Instructions)                             (b)  ________________
--------------------------------------------------------------------------------

3)       SEC Use only
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4)       Citizenship or Place of
         Organization                                    ILLINOIS
--------------------------------------------------------------------------------

Number of Shares                    (5)  Sole Voting Power                7,188
                                                                      ----------
Beneficially                        (6)  Shared Voting Power             41,674
                                                                      ----------
Owned by                            (7)  Sole Dispositive Power           7,188
                                                                      ----------
Each Reporting                      (8)  Shared Dispositive Power        41,674
                                                                      ----------
Person with
--------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                                   48,862
                                                                      ----------
         Owned by Each Reporting Person
--------------------------------------------------------------------------------

10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)
--------------------------------------------------------------------------------

11)      Percent of Class Represented
         by Amount in Row 9                                               29.61%
                                                                      ----------
--------------------------------------------------------------------------------


12)      Type of Reporting Person
         (See Instructions)                                                  HC
                                                                      ----------


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--------------------------------------------------------------------------------
SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No. 8

Item 1(a) Name of Issuer:                            Real Silk Investments, Inc.
                                                     ---------------------------

Item 1(b) Address of Issuer's principal executive
           offices:                                  445 North Pennsylvania
                                                     ---------------------------
                                                     Suite 500
                                                     ---------------------------
                                                     Indianapolis, IN 46204
                                                     ---------------------------

Item 2(a) Name of person filing:             BANK ONE CORPORATION

Item 2(b) Address of principal business office or,    One First National Plaza
          if none residence:                          Chicago, IL 60670

Item 2(c) Citizenship:                                Not Applicable

Item 2(d) Title of class of securities:                       Common Stock
                                                       -------------------------

Item 2(e) CUSIP No.:                                           756027108
                                                       -------------------------

Item 3.   This statement is filed pursuant to Rule 13d-1(c).

Item 4.   Ownership

          This beneficial ownership by BANK ONE CORPORATION with respect to common shares of Real Silk Investments, Inc.
                              --------------------------------------------------
                                                                               :
--------------------------------------------------------------------------------

          (a)      Amount beneficially owned:                 48,862
                                                       --------------
          (b)      Percent of class                            29.61%
                                                       --------------

          (c)      Number of shares as to which such person has:

                   (i)      Sole power to vote or to direct the vote:      7,188
                                                                      ----------
                   (ii)     Shared power to vote or to direct the vote:   41,674
                                                                      ----------
                   (iii)    Sole power to dispose or to direct the
                            disposition of:                                7,188
                                                                      ----------
                   (iv)     Shared power to dispose or to direct the
                            disposition of:                               41,674
                                                                      ----------


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Item 5.  Ownership of 5 percent or less of a Class.                          N/A
                                                                      ----------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.       N/A
                                                                      ----------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. ____________

                            Daniel R. Efroymson
                            NBD Bank (Indiana, NA)

Item 8.  Identification and Classification of Members of the Group.          N/A
                                                                      ----------

Item 9.  Notice of Dissolution of Group.                                     N/A
                                                                      ----------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:   2/1/99
      -------------


                                         BANK ONE CORPORATION

                                By:      /s/ DAVID J. KUNDERT
                                         David J. Kundert
                                         EXECUTIVE VICE PRESIDENT